UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

National Mercantile Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636912107

(CUSIP Number)

Thomas G. Lovett, IV

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South 8th Street

Minneapolis, Minnesota  55402

612-371-3211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 636912107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carl R. Pohlad, as Trustee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 387,498

	8.	Shared Voting Power

	9.	Sole Dispositive Power 387,498

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,498

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 636912107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James O. Pohlad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 922,147

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 922,147

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 922,147

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 16.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 636912107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Pohlad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 921,892

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 921,892

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 921,892

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 16.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 636912107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William M. Pohlad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 921,891

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 921,891

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 921,891

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 16.3%

14.	Type of Reporting Person (See Instructions) IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2001, with respect to ownership by the Reporting Persons of equity securities of National Mercantile Bancorp (the “Company”), as last amended by that Amendment No. 10 to Schedule 13D filed with the Commission on November 30, 2006 (the “Schedule 13D”).  This Amendment No. 11 amends and supplements the statement on Schedule 13D (Amendment No. 10).

Item 5.	Interest in Securities of the Issuer
(a) Number and Percentage of Class beneficially owned:

On December 15, 2006, three of the Reporting Persons entered into a Securities Purchase and Option Agreement with David R. Brown, the Chief Financial Officer of the Company (the “Brown Agreement”).

Under the terms of the Brown Agreement, on December 15, 2006, the following persons (“Purchasers”) purchased shares from Brown at a price of $15.645.

Purchaser	Shares of Common Stock
James O. Pohlad	4,167
Robert C. Pohlad	4,167
William M. Pohlad	4,166
12,500

Brown and the Purchasers also agree that on February 28, 2007, the Purchasers will purchase the following shares from Brown:

Purchaser	Shares of Common Stock
James O. Pohlad	4,167
Robert C. Pohlad	4,166
William M. Pohlad	4,166
12,500

Brown also agreed that he will exercise options to purchase:

(i) 10,000 shares on or before January 31, 2007, and

(ii) 5,625 additional shares on or before June 30, 2007.

The Purchasers agreed that on the tenth business day following the one-year anniversary of each option exercise, each Purchaser will purchase approximately one-third of the shares issued upon the option exercises as follows:

	Shares of Common Stock
Purchaser	January 31, 2007 Purchase	June 30, 2007 Purchase
James O. Pohlad	3,333	1,875
Robert C. Pohlad	3,334	1,875
William M. Pohlad	3,333	1,875
	10,000	5,625

Under the terms of the Brown Agreement,  the purchase price after the December 15, 2006 purchase will the greater of

(i)            the average per share closing price of Common Stock as reported on the Nasdaq Capital Market during the 30 day period ending on the last trading day preceding the date of purchase and
(ii)           2.1 times the book value per share of common stock computed as of the last day of the Company’s most recently completed and reported fiscal quarter.

Right of First Refusal.  If Brown proposes to transfer shares to another person, Brown must give notice of the proposed transfer to the Purchasers, each of whom will have 30 days to exercise the right of first refusal to purchase one-third of the shares at a price equal to the greater of (i) the proposed purchase price to be paid by the third party and (ii) the purchase price determined pursuant to the purchase price formula under the Brown Agreement.  If Brown files a voluntary petition for bankruptcy or a similar process, the Purchasers will have the right to purchase all shares then owned by Brown.

Put and Call Option.  Commencing on the termination of Brown’s employment from the Company and ending on the fifth anniversary, Brown will have the right from time to time to put some or all of the shares to the Purchasers collectively.  Commencing on the second anniversary of the termination of Brown’s employment and ending on the fifth anniversary, the Purchasers will collectively have the one-time right to purchase all shares held by Brown.

The rights and obligations under the Brown Agreement will be suspended or terminated in the event the Company files a Form 8-K announcing a transaction in which the Company would be acquired by a third party for cash or other related corporate transaction.  The Brown Agreement also provides the agreement will survive the consummation of any merger of the Company with another entity or entities, unless the merger is a cash-out merger.

The following table shows as of December 15, 2006 the number of shares of the Company’s stock owned by, and percentage beneficial ownership of, each of the Reporting Persons and by the Reporting Persons as a group.

Name	Shares of Common Stock	Percent of Class	Shares of Series B Preferred Stock	Percent of Class	Common Stock and Equivalents	Percentage Beneficial Ownership All Classes
Carl R. Pohlad (1)	387,498	7.0	0	—	387,498	7.0
James O. Pohlad (2)	837,612	15.1	334	33.4	922,147	16.3
Robert C. Pohlad	837,611	15.1	333	33.3	921,892	16.3
William M. Pohlad	837,610	15.1	333	33.3	921,891	16.3
Reporting Persons as a Group	2,900,331	52.10	1,000	100.0	3,153,429	56.7

(1)             Represents 193,749 shares of common stock held by Trust 1 and 193,749 shares of common stock held by Trust 2.  Carl R. Pohlad is the sole trustee and sole beneficiary of Trust 1 and Trust 2.

(2)             Includes 176 shares of common stock James O. Pohlad has the obligation to repurchase and right to repurchase from W. Douglas Hile for aggregate consideration of $10 pursuant to that certain Director’s Qualifying Shares Agreement dated July 25, 2003.  The repurchase obligation is triggered upon (a) the voluntary or involuntary termination of Mr. Hile as a member of the Board of Directors of the Company; (b) notice of desire to sell or repurchase, respectively; (c) determination of the provisions of the Director’s Qualifying Shares Agreement as illegal, unenforceable or in contravention of banking law or (d) bankruptcy or insolvency of Mr. Hile.

The percentages of beneficial ownership are based on the following number of shares of each class outstanding as of November 10, 2006 as represented by the Company in its Quarterly Report on Form 10-QSB for the quarterly period ending September 30, 2006: 5,564,955 shares of common stock and 1,000 shares of Series B Preferred Stock.  The column entitled “Common Stock and Equivalents” represents the number of shares of Company’s common stock and the number of shares of common stock issuable within 60 days of December 15, 2006 upon conversion of the Company’s Series B Preferred Stock, as described below.  The column entitled “Percentage of Beneficial Ownership All Classes” shows the percentage beneficial ownership of the Company’s common stock and the shares of common stock issuable within 60 days of December 15, 2006 upon conversion of the Company’s Series B Preferred Stock.

In addition to the shares of common stock owned or issuable upon conversion of the Series B Preferred Stock, the Reporting Persons have the right to purchase additional shares under the Montgomery Agreement and the Brown Agreement in the future as set forth below.  Because none of these shares are purchasable by any Reporting Persons within 60 days of December 15, 2006, they are not included in the total listed shares.  The Montgomery Agreement is described in prior filings on Schedule 13D.

Name	Shares of Common Stock Acquirable Pursuant to Montgomery Agreement	Shares of Common Stock Acquirable Pursuant to Brown Agreement
James O. Pohlad	74,268	9,375
Robert C. Pohlad	74,270	9,375
William M. Pohlad	74,270	9,375
Reporting Persons as a Group	222,808	28,125

The Series B Preferred Stock is convertible into the number of shares of common stock of the Company as is equal to the liquidation amount divided by the conversion price.  The liquidation amount per share of Class B Preferred Stock is $1,000 plus 8.5% per annum of $1,000, accruing from the date of issuance of the Class B Preferred Stock.  The initial conversion price (as adjusted for the 2006 stock dividend) is $5.63 per share of common stock.  Both the liquidation amount and the conversion price are subject to adjustment upon the occurrence of certain events.  Based upon the above formula, each share of Series B Preferred Stock is convertible into 252.1088 shares of the Company’s common stock as of December 15, 2006.

The following number of shares of common stock is issuable within 60 days of December 15, 2006 upon conversion of the Series B Preferred Stock held by the following Reporting Persons:

Name	Shares
James O. Pohlad	84,535 shares
Robert C. Pohlad	84,281 shares
William M. Pohlad	84,281 shares

(b)           Voting and Dispositive Power:

Each Reporting Person has sole voting and sole investment power over the respective securities noted above as beneficially owned by him.  In addition, pursuant to that certain Director’s Disqualifying Shares Agreement dated July 25, 2003, James O. Pohlad was granted voting power over the 176 shares of the Company’s common stock held by Mr. Hile that is the subject of the Director’s Disqualifying Shares Agreement.

Transactions within 60 days:

In the past sixty days, transactions effected by the Reporting Persons or by any other person whose beneficial ownership may be attributable to the Reporting Persons consisted only of the transactions described above in respect of the Brown Agreement and transactions previously reported in Amendment No. 10 to this Schedule 13D.

Right to Direct the Receipt of Dividends:        Not Applicable.

Last Date on Which Reporting Person Ceased to be a 5% Holder:  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit A. Securities Purchase and Option Agreement, dated as of December 15, 2006, by and among David Brown and James O. Pohlad, Robert C. Pohlad and William M. Pohlad.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2006

/s/ Carl R. Pohlad
Carl R. Pohlad, Trustee
Carl R. Pohlad Revocable Trust No. 1 UTA dated June 28, 1991
Carl R Pohlad Revocable Trust No. 2 UTA dated May 28, 1993

/s/ James O. Pohlad
James O. Pohlad

/s/ Robert C. Pohlad
Robert C. Pohlad

/s/ William M. Pohlad
William M. Pohlad